LandBridge Company LLC

Lock-Up Agreement

November 18, 2024

Goldman Sachs & Co. LLC
Barclays Capital Inc.

As Placement Agents

c/o Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

and each of the Investors to be named in the Purchase Agreements

Re: LandBridge Company LLC – Lock-Up Agreement

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Common Shares Purchase Agreements (the "Purchase Agreements") between LandBridge Company LLC, a Delaware limited liability company (the "Company"), and each of the investors (each, including its successors and assigns, as applicable, an "Investor" and, collectively, the "Investors"), to be named therein, relating to the private placement (the "Private Placement") of Class A shares representing limited liability company interests of the Company (the "Class A shares," and the Class A shares to be purchased in the Private Placement, the "Shares") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

In consideration of the covenants and agreements that will be contained in the applicable Purchase Agreement, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this Lock-Up Agreement and continuing to and including the date that is 60 days after the consummation of both the Private Placement and the Acquisition (as defined in the Purchase Agreements) (such period, the "Lock-Up Period"), the undersigned shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend, make any short sale or otherwise transfer or dispose of any Class A shares, including but not limited to any options or warrants to purchase any Class A shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A shares (such Class A shares, options or other securities, collectively, "Lock-Up Securities"), including without limitation any such Lock-Up Securities now owned or hereafter acquired by the undersigned, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably

could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Class A shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a "Transfer"), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, except for the exercise of the right for the Company to confidentially submit or file a resale shelf registration statement on Form S-1 with the U.S. Securities and Exchange Commission as contemplated by the registration rights agreement, to be entered into with the Investors in connection with the Private Placement, and the registration rights agreement, dated July 1, 2024, entered into in connection with the Company's initial public offering of Class A shares (provided that no Lock-Up Securities may be offered or sold pursuant to such registration statement prior to the termination of the Lock-Up Period), or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above. Except for the issuance of the Class A shares in connection with the Private Placement and the announced use of proceeds in connection therewith, the undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or reasonably could be expected to lead to or result in any Transfer during the Lock-Up Period.

Notwithstanding the foregoing, the undersigned may:

(a) transfer the undersigned's Lock-Up Securities (i) as one or more *bona fide* gifts or charitable contributions, or for *bona fide* estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the undersigned is a natural person, to any member of the undersigned's immediate family (for purposes of this Lock-Up Agreement, "immediate family" shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned or, if the undersigned is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above, (vi) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the undersigned, or to any investment fund or other entity which fund or entity controls or manages or is controlled or managed by, or under common control with, the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by the undersigned to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement, (viii) to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee, (ix) if the undersigned is not an officer or director of the Company, in connection with a sale of the

undersigned's Class A shares acquired in open market transactions after the closing date of the Private Placement, (x) to the Company in connection with the vesting, settlement or exercise of restricted share units, options, warrants or other rights to purchase Class A shares (including, in each case, by way of "net" or "cashless" exercise) that are scheduled to expire or automatically vest during the Lock-Up Period, including any transfer to the Company for the payment of exercise price and tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted share units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to an agreement or equity awards granted under a share incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in the filings made by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act, including all amendments, exhibits and schedules thereto prior to the date hereof (in the case of a registration statement, in the form that became effective), provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of this Lock-Up Agreement, (xi) in an exchange of any units ("OpCo Units") representing limited liability company interests in DBR Land Holdings LLC, a Delaware limited liability company ("OpCo") (or securities convertible into, exchangeable for or that represent the right to receive OpCo Units), and a corresponding number of Class B shares representing limited liability company interests of the Company into or for Class A shares pursuant to the Amended and Restated Limited Liability Company Agreement of OpCo, as amended, provided that any such securities received by the undersigned shall be subject to the terms of this Lock-Up Agreement, or (xii) with the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc. (each a "Placement Agent" and, together, the "Placement Agents"), provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv), (v) and (vi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement in the form of this Lock-Up Agreement, (C) in the case of clauses (a)(i), (ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement as may be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clause (a)(vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement in the form of this Lock-Up Agreement;

(b) enter into a written trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the undersigned's Lock-Up Securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period, and if any

such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Lock-Up Period;

(c) transfer the undersigned's Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company's capital stock involving a Change of Control of the Company (for purposes hereof, "Change of Control" shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the undersigned's Lock-Up Securities shall remain subject to the provisions of this Lock-Up Agreement; and

(d) transfer the Lock-Up Securities in connection with the Private Placement (including the Company's issuance of the Class A shares and the announced use of proceeds in connection therewith).

If the undersigned is not a natural person, the undersigned represents and warrants that no single natural person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than a natural person, entity or "group" (as described above) that has executed a Lock-Up Agreement in substantially the same form as this Lock-Up Agreement, beneficially owns, directly or indirectly, 50% or more of the common equity interests, or 50% or more of the voting power, in the undersigned.

The undersigned now has, and, except as contemplated by clauses (a) and (c) of the third paragraph of this Lock-Up Agreement, for the duration of this Lock-Up Agreement will have, good and marketable title to the undersigned's Lock-Up Securities, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's Lock-Up Securities except in compliance with the foregoing restrictions.

The undersigned acknowledges and agrees that neither Placement Agent has made any recommendation or provided any investment or other advice to the undersigned with respect to this Lock-Up Agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this Lock-Up Agreement and the subject matter hereof to the extent the undersigned has deemed appropriate. The undersigned further acknowledges and agrees that the Placement Agents have not made and are not making a recommendation to the undersigned to enter into this Lock-Up Agreement or to transfer, sell or dispose of, or to refrain from transferring, selling or disposing of, any Class A shares, and nothing set forth herein is intended to suggest that either Placement Agent is making such a recommendation.

This Lock-Up Agreement shall automatically terminate and the undersigned shall be released from all of his, her or its obligations hereunder upon the date on which each of the Purchase Agreements (other than the provisions thereof that survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of any Shares to be sold thereunder.

The undersigned acknowledges and agrees that regardless of whether any Private Placement actually occurs depends on a number of factors, including market conditions.

The undersigned understands that the Company, the Placement Agents and the Investors are relying upon this Lock-Up Agreement in proceeding toward the consummation of the Private Placement. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws that would result in the application of any law other than the laws of the State of New York. The undersigned agrees that any suit or proceeding arising in respect of this Lock-Up Agreement or any transaction contemplated by this Lock-Up Agreement will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York and the undersigned agrees to submit to the jurisdiction of, and to venue in, such courts. This Lock-Up Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[*Signature page follows.*]

Very truly yours,

IF AN INDIVIDUAL: **IF AN ENTITY:**

By: _____   _____
       (duly authorized signature)   *(please print complete name of entity)*

Name: _____   By: _____
       (please print full name)   *(duly authorized signature)*

                                     Name: _____
                                              (please print full name)

                                     Title: _____
                                              (please print full title)

[Signature Page to Lock-Up Agreement]